SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)
(Amendment No. 34 – Exit Filing)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Thomas M. Clay

1905 15th Street, #2370

Boulder, CO 80302

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38115J100		Page 2 of 19 Pages

1	Names of Reporting Person Thomas M. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

CUSIP No. 38115J100		Page 3 of 19 Pages

1	Names of Reporting Person Estate of Landon Thomas Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 38115J100		Page 4 of 19 Pages

1

Names of Reporting Person
Brian James, solely in his capacity as trustee of the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, and the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 38115J100		Page 5 of 19 Pages

1	Names of Reporting Person Lavinia D. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38115J100		Page 6 of 19 Pages

1	Names of Reporting Person Cassius M. C. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) Less than 0.0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38115J100		Page 7 of 19 Pages

1	Names of Reporting Person Landon H. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38115J100		Page 8 of 19 Pages

1	Names of Reporting Person Richard T. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38115J100		Page 9 of 19 Pages

1	Names of Reporting Person Monadnock Charitable Annuity Lead Trust dated May 31, 1996

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 38115J100		Page 10 of 19 Pages

1	Names of Reporting Person Arctic Coast Petroleums Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 38115J100		Page 11 of 19 Pages

1	Names of Reporting Person EHT, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 0 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 0 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 38115J100		Page 12 of 19 Pages

1	Names of Reporting Person Jonathan Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38115J100		Page 13 of 19 Pages

1	Names of Reporting Person 933 Milledge, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 38115J100		Page 14 of 19 Pages

1	Names of Reporting Person James Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 38115J100		Page 15 of 19 Pages

1	Names of Reporting Person Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 38115J100		Page 16 of 19 Pages

1	Names of Reporting Person Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 0 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 38115J100	Page 17 of 19 Pages

This Amendment No. 34 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Mr. Landon T. Clay, as subsequently amended by a Schedule 13D/A filed on February 2, 2010 by Mr. Landon T. Clay and Mr. Thomas M. Clay, as amended by those certain Schedules 13D/A filed on April 16, 2010, June 16, 2010, February 10, 2011, April 12, 2011, October 14, 2011, and February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Mr. Landon T. Clay, Mr. Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009 (the “LTC Trust”), as amended by those certain Schedules 13D/A filed on July 16, 2012, October 26, 2012, February 21, 2013, March 27, 2013, May 2, 2013, July 30, 2013, July 31, 2013, December 10, 2013, March 26, 2014, June 18, 2014, July 25, 2014, January 15, 2015, and August 13, 2015, as amended by a Schedule 13D/A filed on December 31, 2015 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust and Mr. Brian James, as amended by a Schedule 13D/A filed on January 27, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James and the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT”), as amended by a Schedule 13D/A filed on August 4, 2016, as amended by a Schedule 13D/A filed on December 2, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James, the 2016-2 GRAT and Mr. Richard T. Clay, as amended by a Schedule 13D/A filed on February 3, 2017, as amended by a Schedule 13D/A filed on January 5, 2018 by Mr. Thomas M. Clay, the Estate of Landon Thomas Clay (the “Estate”), the LTC Trust, Mr. Brian James, and the 2016-2 GRAT, as amended by a Schedule 13D/A filed on February 8, 2018, as amended by a Schedule 13D/A filed on March 8, 2018 by Mr. Thomas M. Clay, the Estate, the LTC Trust and Mr. Brian James, as amended by a Schedule 13D/A filed on July 26, 2018 by Mr. Thomas M. Clay, the Estate and Mr. Brian James, as amended by a Schedule 13D/A filed on January 7, 2019 by the parties thereto, as amended by a Schedule 13D/A filed on February 5, 2019 by the undersigned and as amended by a Schedule 13D/A filed on February 11, 2019 by the undersigned (as so amended, the “Schedule 13D”). The undersigned are hereinafter referred to as the “Reporting Persons.”

This Amendment is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 1.	Security and Issuer.

This Amendment relates to the common stock (“Common Stock”) of Golden Queen Mining Co. Ltd. (the “Company”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2.	Identity and Background.
There have been no material changes to the information previously reported under Item 2 in the Schedule 13D with respect to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons no longer may be deemed to beneficially own any shares of Common Stock.

SCHEDULE 13D

CUSIP No. 38115J100	Page 18 of 19 Pages

Item 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

As a condition to the closing of the transactions contemplated by the Purchase Agreement, as subsequently amended (as so amended, the “Amended Purchase Agreement”) the Reporting Persons agreed to tender to the Company for surrender and cancellation  their entire holding of an aggregate of 177,701,229 shares of Common Stock (the “Tendered Shares”). On May 22, 2019, in connection with the closing of the transactions contemplated by the Amended Purchase Agreement, the Company accepted for surrender and cancellation the Tendered Shares. As a result of the acceptance by the Company of the Tendered Shares, the Reporting Persons no longer may be deemed to beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) – (b) As of May 22, 2019, no Reporting Person has any remaining interest in securities of the Company.

(c)  Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Item 4 and is incorporated herein by reference.

(e)  On May 22, 2019, each Reporting Person ceased to be a beneficial owner of more than five percent of the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

Item 4 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of the Purchase Agreement is attached to this Amendment as Exhibit 21, and is incorporated by reference herein.

SCHEDULE 13D

CUSIP No. 38115J100	Page 19 of 19 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement, dated as of January 7, 2019, among the Estate of Landon Thomas Clay, Thomas M. Clay, Brian James, solely in his capacity as trustee of the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 and the LTC Trust, Lavinia D. Clay, Cassius M. C. Clay, Landon H. Clay, Richard T. Clay, Jonathan Clay, James Clay, the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009, Arctic Coast Petroleums Ltd., EHT, LLC and 933 Milledge, LLC.*

Exhibit 2	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 4	Letter to the Board of Directors of the Company, dated January 4, 2019.*

Exhibit 5	Press Release, dated January 7, 2019.*

Exhibit 6

Amended and Restated Sharing and Consent Agreement, dated as of February 11, 2019, among the Estate of Landon Thomas Clay, Thomas M. Clay, Brian James, solely in his capacity as trustee of the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 and the LTC Trust, Lavinia D. Clay, Cassius M. C. Clay, Landon H. Clay, Richard T. Clay, Jonathan Clay, James Clay, the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009, Arctic Coast Petroleums Ltd., EHT, LLC and 933 Milledge, LLC.***

Exhibit 7	Power of Attorney of Lavinia D. Clay.*

Exhibit 8	Power of Attorney of Cassius M. C. Clay.*

Exhibit 9	Power of Attorney of Landon H. Clay.*

Exhibit 10	Power of Attorney of Richard T. Clay.*

Exhibit 11	Power of Attorney of Jonathan Clay.*

Exhibit 12	Power of Attorney of James Clay.*

Exhibit 13	Power of Attorney of Estate of Landon Thomas Clay.*

Exhibit 14	Power of Attorney of Monadnock Charitable Annuity Lead Trust dated May 31, 1996.*

Exhibit 15	Power of Attorney of Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009.*

Exhibit 16	Power of Attorney of Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009.*

Exhibit 17	Power of Attorney of Arctic Coast Petroleums Ltd.*

Exhibit 18	Power of Attorney of EHT, LLC.*

Exhibit 19	Power of Attorney of 933 Milledge, LLC.*

Exhibit 20	Letter to Thomas M. Clay, authorized representative of the Reporting Persons, dated February 5, 2019.**

Exhibit 21

Agreement for the Purchase of Shares of Golden Queen Mining Holdings, Inc., dated February 7, 2019, among the Company, the Estate of Landon Thomas Clay, Thomas M. Clay, Lavinia D. Clay, Cassius M. C. Clay, Landon H. Clay, Richard T. Clay, Jonathan Clay, James Clay, the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009, Arctic Coast Petroleums Ltd., EHT, LLC and 933 Milledge, LLC.***

* Included as an exhibit to the Schedule 13D/A filed on January 7, 2019.

** Included as an exhibit to the Schedule 13D/A filed on February 5, 2019.

*** Included as an exhibit to the Schedule 13D/A filed on February 11, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2019	ESTATE OF LANDON THOMAS CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Executor

May 24, 2019	THOMAS M. CLAY

	By	/s/ Thomas M. Clay
Thomas M. Clay, individually

May 24, 2019	LAVINIA D. CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Lavinia D. Clay

May 24, 2019	CASSIUS M. C. CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Cassius M. C. Clay

May 24, 2019	LANDON H. CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Landon H. Clay

May 24, 2019	RICHARD T. CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Richard T. Clay

May 24, 2019	JONATHAN CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Jonathan Clay

May 24, 2019	JAMES CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from James Clay

May 24, 2019	MONADNOCK CHARITABLE ANNUITY LEAD TRUST DATED MAY 31, 1996

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from the Monadnock Charitable Annuity Lead Trust dated May 31, 1996

May 24, 2019	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

May 24, 2019	CLAY FAMILY 2009 IRREVOCABLE TRUST U/A DATED APRIL 14, 2009

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

May 24, 2019	ARCTIC COAST PETROLEUMS LTD.

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Arctic Coast Petroleums Ltd.

May 24, 2019	EHT, LLC

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from EHT, LLC

May 24, 2019	933 MILLEDGE, LLC

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from 933 Milledge, LLC